CM

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 31 2009
DIVISION OF MARKET REGULATION

SECUR 09041359 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66115

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GemStone Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19321 US Highway 19 North, Building C, Suite 520
(No. and Street)

Clearwater, Florida 33764
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dale D. Twardowski, Designated Principal and FINOP (727) 536-7900 ext 101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THE LSC GROUP LLC CPA'S
(Name – *if individual, state last, first, middle name*)

3405 W. FLETCHER AVENUE TAMPA FL 33618
(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/3/09

OATH OR AFFIRMATION

I, Dale D. Twardowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GemStone Securities LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Dale D. Twardowski, Designated Principal & FINOP

Title

Notary Public

JUSTINE TEMPLEMAN
Notary Public - State of Florida
My Comm. Expires Jul 31, 2012
Commission # DD 810545
Bonded Through National Notary Assn.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEMSTONE SECURITIES, LLC
FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2008

INDEPENDENT AUDITOR'S REPORT

To the Managing Director of
Gemstone Securities, LLC
Clearwater, Florida

We have audited the accompanying statement of financial condition of Gemstone Securities, LLC as of December 31, 2008 and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gemstone Securities, LLC as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The LSC Group, LLC
Certified Public Accountants

January 16, 2009

GEMSTONE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$	14,530
Accounts receivable, net of allowance of $72,012		--
Securities owned, at fair value		59,739
Due from related party		20,724
Furniture and equipment, net		6,024
Other assets		5,326
	$	106,343

LIABILITIES AND MEMBER'S EQUITY

Accounts payable, trade	$	1,520
Accrued liabilities		8,866
Member's equity		95,957
	$	106,343

See accompanying notes to financial statements.

GEMSTONE SECURITIES, LLC
STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2008

REVENUES:		
Investment banking	$	286,900
Bad debt recovery		124,541
Interest income		4,599
Total revenues		416,040
EXPENSES:		
Commissions		123,481
Unrealized losses on investment securities		115,921
Employee compensation		68,955
Other expenses		48,686
Occupancy expenses		18,824
Business development costs		16,031
Bad debt expense		15,000
Professional fees		14,011
Communication expenses		5,689
License and registration fees		5,383
Total expenses		431,981
Net Loss		(15,941)
Member's equity – beginning of year		111,898
Member's equity – end of year	$	95,957

See accompanying notes to financial statements.

GEMSTONE SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:		
Net loss	$	(15,941)
Adjustments to reconcile net loss to net cash flows from operating activities:		
Bad debt recovery		(124,541)
Unrealized losses		115,921
Bad debt expense		15,000
Depreciation		1,584
Increase (decrease) in cash resulting from changes in:		
Accounts receivable		(15,000)
Accounts payable and accrued liabilities		(38,430)
Other assets		2,727
Due from related party		(6,127)
		(64,807)
Cash flows from investing activities:		
Purchases of furniture and equipment		(4,157)
Securities received for services performed		(2,763)
Net cash flows from investing activities		(6,920)
Net change in cash		(71,727)
Cash and cash equivalents, beginning of year		86,257
Cash and cash equivalents, end of year	$	14,530
Supplemental cash flow information:		
Cash paid for interest	$	48
Cash paid for income taxes	$	--

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Gemstone Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority. The Company is a Single Member Florida Limited Liability Company, incorporated on April 4, 2003. We provide investment banking services to middle market, private and public companies throughout the United States. We became a member of the National Association of Securities Dealers effective January 23, 2004.

Our principal business activities include the private placement of securities as well as financial advisory services.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents – We consider all highly liquid instruments with original maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

Accounts receivable – Accounts receivable are billed based on the terms of the individual contracts with the Company's customers. An account is considered past due if not paid within 30 days of the invoice date. The allowance for doubtful accounts is estimated on a specific identification basis considering the financial condition of the customer and other specific facts and circumstances. Accounts receivable are written off when they are determined to be uncollectible.

Securities owned – Securities owned are comprised of the financial instruments held by the Company. These instruments are recorded at fair value with unrealized gains and losses reflected in current period earnings. Fair values are generally based on prices from independent sources, such as listed market prices or broker or dealer price quotations. For investments in illiquid and privately held securities that do not have readily determinable fair values through quoted market prices, the determination of fair value is based upon consideration of available information, including types of securities, current financial information, restrictions on dispositions, market values of underlying securities and quotations for similar instruments.

Furniture and equipment – Furniture and equipment are recorded at cost. Replacements, maintenance and repairs, which do not improve or extend the life of the respective assets, are expensed as incurred.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets ranging from 3 to 7 years.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition – Investment banking revenues are recorded when earned, generally at the time the transaction is completed and the related income is reasonably determinable. Investment banking revenues represent financial advisory fees, net of reimbursable expenses earned in connection with merger and acquisition and private placement transactions. We collect non-accountable reimbursement fees to offset the expenses related to due-diligence costs. These fees are recorded as deferred revenue and reduced as due-diligence expenses are incurred.

Income taxes – The Company is a single member limited liability company which is disregarded for income tax purposes. All income or loss is allocated to the Member. Consequently, no provision for income taxes has been included in these financial statements, as income taxes are a liability of the Member rather than of the Company.

Impairment of long-lived assets – We review long-lived assets for possible impairment whenever adverse events or circumstances indicate the carrying amount of an asset may not be recoverable. When indications of impairment are identified, management determines whether impairments are present by comparing carrying amounts to undiscounted cash flows at the lowest discernible level. Impairment charges, if present, are calculated based upon discounted cash flows or fair value, whichever is more readily available.

Fair value of financial instruments – We adopted SFAS No. 157, "Fair Value Measurements" on January 1, 2008. SFAS No. 157 defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures The estimated fair value of cash and cash equivalents, accounts receivables, accounts payable, accrued expenses at December 31, 2008 approximate their respective carrying values in light of the current nature of these financial instruments.

The three levels of the fair value hierarchy are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

We hold certain financial instruments which are recorded at fair value using prices from independent sources which are Level 1 inputs.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses for the periods then ended. These estimates are based on management's knowledge and experience. Actual results could differ from these estimates.

NOTE 3 – FURNITURE AND EQUIPMENT

Our property and equipment consisted of the following at December 31, 2008:

Computer equipment	$ 7,853
Building and improvements	1,389
Furniture and equipment	699
	9,941
Less accumulated depreciation and amortization	(3,917)
	$ 6,024

NOTE 4 – BAD DEBT RECOVERY

During 2007, we received payment for due diligence fees in the form of a convertible promissory note. When we performed our analysis of the collectability of the note as of December 31, 2007, we determined that collectability was not assured and the entire $124,541 was included in the allowance for doubtful accounts. During 2008, the Company was able to negotiate repayment of the note with shares of the customer's common stock. The value of the stock, as determined by listed market prices, was equal to the balance that was previously written off which resulted in a bad debt recovery of $124,541 for the year ended December 31, 2008.

NOTE 5 – RELATED PARTY TRANSACTIONS

We share office space with several affiliated entities. The costs of the monthly rent due to a third party lessor and general occupancy costs are split equally with the affiliates. Noncancelable lease payments applicable to the Company under this lease are estimated as follows:

Year ending December 31:	
2009	$ 51,610
2010	51,610
2011	51,610
2012	17,202
	$ 172,302

We incurred approximately $18,000 in commission expense, $1,000 for tax related fees and $23,355 in direct expenses to Gemstone Equity Advisors, LLC, a related party, as payment for due diligence work performed during 2008 on our behalf.

NOTE 6 - NET CAPITAL REQUIREMENTS

We are subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, we had net capital of $14,259, which was $9,259 in excess of its required net capital of $5,000. Our ratio of aggregate indebtedness to net capital was .73 to 1 at December 31, 2008.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2008

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

GEMSTONE SECURITIES, LLC
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE I
AS OF DECEMBER 31, 2008

Net Capital	
Total Member's equity	$ 95,957
Deduct Member's equity not allowable for net capital	-
Total Member's equity qualified for net capital	95,957
Add: Subordinated borrowings allowable in computation of net capital	-
Less: Other deductions or allowable credits	-
Total capital and allowable subordinated borrowings	95,957
Deductions and/or charges:	
Nonallowable assets:	
Securities owned, at fair value	47,839
Furniture and equipment, net	6,024
Other assets	5,326
	59,189
Net capital before haircuts on securities positions (tentative net capital)	16,044
Haircuts on securities	(1,785)
Net capital	$ 14,259
Aggregate indebtedness	
Items included in statement of financial condition:	
Accounts payable, trade	1,520
Accrued liabilities	8,866
Total aggregate indebtedness	$ 10,386
Computation of basic net capital requirement	
Minimum net capital required based upon aggregate indebtedness (which is calculated as 6 2/3% of aggregated indebtedness)	$ 692
Minimum net capital required	$ 5,000
Excess net capital	$ 9,259
Ratio: aggregate indebtedness to net capital	% 73

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2008)
Reconciliation is not required as no material differences exist.

GEMSTONE SECURITIES, LLC
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE II
AS OF DECEMBER 31, 2008

The Company is claiming an exemption from Rule 15c3-3 under section (k)(2)(i).

GEMSTONE SECURITIES, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE III
AS OF DECEMBER 31, 2008

The Company is claiming an exemption from Rule 15c3-3 under section (k)(2)(i).

GEMSTONE SECURITIES, LLC
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
SCHEDULE IV
AS OF DECEMBER 31, 2008

The Company is claiming an exemption from Rule 15c3-3 under section (k)(2)(i).

INDEPENDENT AUDITOR'S REPORT ON COMPLIANCE AND ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Managing Director of
Gemstone Securities, LLC
Clearwater, Florida

In planning and performing our audit of the financial statements of Gemstone Securities, LLC (the "Company"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) of the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

The LSC Group, LLC
Certified Public Accountants

January 16, 2009